April 18, 2025

Gary Quin
Chief Executive Officer
Columbus Circle Capital Corp I
3 Columbus Circle, 24th Floor
New York, NY 10019

       Re: Columbus Circle Capital Corp I
           Draft Registration Statement on Form S-1
           Submitted March 26, 2025
           CIK No. 0002056263
Dear Gary Quin:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. We note your disclosure on page 25 and 115 that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to your Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by your initial shareholders, on an as-converted basis, at
       25% of your issued and outstanding ordinary shares upon the consummation of this offering. Please disclose this information, as well as the number of founder shares to be issued to your independent directors, on the cover page. Please refer to Item
       1602(a)(3) of Regulation S-K.
 April 18, 2025
Page 2

Transfer Restrictions on Founder Shares, page 27

2. Please reconcile the disclosure on page 28 that "except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor"
       with the disclosure on page 9 that transfers of membership interests are not prohibited.
        Please contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-
3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.